

Sharestates I, LLC
11 Middle Neck Road, Suite 400A
Great Neck, NY 11021
sharestatesI@sharestates.com
(212) 201-0750

February 24, 2014

VIA E-MAIL

Ms. Gowetski/Aberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Gowetski
100 F Street, NE
Washington, DC 20549

> **Re: Sharestates I, LLC**
> **Offering Statement on Form 1-A**
> **Filed December 9, 2013**
> **File No. 024-10373**
> **Request for Acceleration of Qualification**

Dear Ms. Gowetski/Aberg,

Sharestates I, LLC (the "Issuer") hereby respectfully requests acceleration of the qualification of the above-referenced Offering Statement to 12:00 p.m. New York time on Friday February 28, 2014, or as soon thereafter as possible. Please send a copy of the written order from the Securities and Exchange Commission (the "Commission") verifying the qualified time and date of the Offering Statement to Sharestates I, LLC, Attention: Allen Shayanfekr, Email allen@Sharestates.com. My direct line is (212) 201-0750.

On behalf of the Issuer, the undersigned acknowledges that the disclosure of the Offering Statement is the responsibility of the Issuer:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 201-0750.

Sharestates I, LLC

By: Its Manager, Sharestates, LLC

By:
Name: Allen Shayanfekr
Title: CEO of Sharestates, LLC